AB

UF 9-302 R


02053002

D STATES
CHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden	
hours per response . . . 12.00	

SEC FILE NUMBER
8-36876

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 2-9 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __July 1, 2001__ AND ENDING __June 30, 2002__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seacoast Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 East Ocean Blvd.
(No. and Street)

Stuart   Florida   34994
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Elvidge, Sr.   (561) 286-7323
                                                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lexow Brackins Koffler, CPA's
(Name — if individual, state last, first, middle name)

2031 Indian River Blvd.	Vero Beach, Florida		32960
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Paul Elvidge, Sr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____ Seacoast Investor Services, Inc. ____, as of ____ June 30 ____, ____ 2002 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

         _/s/_____
         Signature

         Chairman of the Board
         Title

Mary Ellen Hanna
My Commission DD028204
Expires May 28, 2005

/s/ Mary Ellen Hanna
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEXOW BRACKINS KOFFLER
(A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS)

CERTIFIED PUBLIC ACCOUNTANTS
2031 INDIAN RIVER BOULEVARD
VERO BEACH, FLORIDA 32960
PHONE: (561) 562-6526
FAX: (561) 778-8676
E-MAIL: AJBRACKINSCPA@AOL.COM

PARTNERS

A.J. BRACKINS, C.P.A.
DENNIS J. KOFFLER, C.P.A.
CLAUSSON P. LEXOW, C.P.A.

MEMBERS
PRIVATE COMPANIES
PRACTICE SECTION—
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

August 27, 2002

Board of Directors
Seacoast Investor Services, Inc.
Stuart, Florida

In planning and performing our audits of the financial statements of Seacoast Investor Services, Inc. for the years ended June 30, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Seacoast Investor Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS

SEACOAST INVESTOR SERVICES, INC.
Stuart, Florida

INDEPENDENT AUDITORS' REPORT,

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Years Ended June 30, 2002 and 2001

LEXOW BRACKINS KOFFLER

(A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS)

CERTIFIED PUBLIC ACCOUNTANTS
2031 INDIAN RIVER BOULEVARD
VERO BEACH, FLORIDA 32960
PHONE: (561) 562-6526
FAX: (561) 778-8676
E-MAIL: AJBRACKINSCPA@AOL.COM

PARTNERS

A.J. BRACKINS, C.P.A.
DENNIS J. KOFFLER, C.P.A.
CLAUSSON P. LEXOW, C.P.A.

MEMBERS
PRIVATE COMPANIES
PRACTICE SECTION—
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

August 27, 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Seacoast Investor Services, Inc.
Stuart, Florida

We have audited the accompanying statements of financial condition of Seacoast Investor Services, Inc. as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seacoast Investor Services, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 17,483	$ 7,582
Interest bearing clearing deposit – clearing broker	50,241	50,000
Due from clearing broker – other	136,686	99,923
Note receivable	9,718	10,650
Prepaid expenses and other assets	13,107	10,335
Furniture, fixtures, leasehold improvements and office equipment, at cost, net of accumulated depreciation of $73,575 and $69,429	16,507	20,653
	$ 243,742	$ 199,143

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities:		
Accounts payable and accrued liabilities	$ 48,797	$ 16,882
Income taxes payable, deferred	2,058	2,058
Subordinated loans - Stockholder	100,000	100,000
	150,855	118,940
Stockholder's Equity:		
Common stock, no par value, authorized 100 shares; issued and outstanding 100 shares	145,000	135,000
Retained earnings (accumulated deficit)	(52,113)	(54,797)
	92,887	80,203
	$ 243,742	$ 199,143

The accompanying notes to financial statements are an integral part of these financial statements.

(2)

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF INCOME

For the Years Ended June 30, 2002 and 2001

	2002	2001
Revenue:		
Commissions	$ 531,670	$ 530,614
Interest and investment gains	5,542	8,811
	537,212	539,425
Expenses:		
Employee compensation and taxes	180,228	197,700
Clearing costs	110,968	148,658
Rent	45,760	44,947
Quotations and research	30,018	42,036
Professional fees	857	2,376
Telephone	28,673	29,419
Other operating expenses	120,888	135,284
Interest	17,136	13,065
	534,528	613,485
Income (loss) before income taxes	2,684	(74,060)
Income tax	0	0
Net Income (loss)	$ 2,684	$ (74,060)

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended June 30, 2002 and 2001

Year Ended June 30, 2002:	Common Stock	Retained Earnings (Accumulated Deficit)	Total
Balance, June 30, 2001	$135,000	$ (54,797)	$ 80,203
Capital Contributed	10,000	0	10,000
Net Income	0	2,684	2,684
Balance, June 30, 2002	$145,000	$ (52,113)	$ 92,887
Year Ended June 30, 2001:			
Balance, June 30, 2000	$100,000	$ 19,263	$119,263
Capital Contributed	35,000	0	35,000
Net Loss	0	(74,060)	(74,060)
Balance, June 30, 2001	$135,000	$ (54,797)	$ 80,203

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Years Ended June 30, 2002 and 2001

Year Ended June 30, 2002:

Balance, June 30, 2001	$	100,000
Balance, June 30, 2002	$	100,000

Year Ended June 30, 2001

Balance, June 30, 2000	$	80,000
Additional loan, October 30, 2000	$	20,000
Balance, June 30, 2001	$	100,000

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2002

Cash Flows From Operating Activities:

Net income		$ 2,684
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 4,146	
Decrease in note receivable	932	
Increase in commission receivable from clearing broker	(36,763)	
Increase in other assets	(3,013)	
Increase in accounts payable and accrued liabilities	31,915	
Total adjustments		(2,783)
Net cash used in operating activities		(99)
Cash Flows From Financing Activities:		
Contribution to capital		10,000
Net increase in cash		9,901
Cash at June 30, 2001		7,582
Cash at June 30, 2002		$ 17,483
Cash paid during the year for:		
Interest		$ 17,136
Income taxes		$ 0

The accompanying notes to financial statements are an integral part of these financial statements

(6)

SEACOAST INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2001

Cash Flows From Operating Activities:		
Net loss		$ (74,060)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,781	
Decrease in note receivable	232	
Increase in due from clearing broker	(59,428)	
Decrease in other assets	5,771	
Decrease in accounts payable and accrued liabilities	(119,365)	
Total adjustments		(167,009)
Net cash used in operating activities		(241,069)
Cash Flows From Investing Activities:		
Acquisition of securities - NASD		(3,300)
Cash Flows From Financing Activities:		
Subordinated loan	20,000	
Contribution to capital	35,000	
Net cash from financing activities		55,000
Net decrease in cash		(189,369)
Cash at June 30, 2000		196,951
Cash at June 30, 2001		$ 7,582
Cash paid during the year for:		
Interest		$ 13,065
Income taxes		$ 0

The accompanying notes to financial statements are an integral part of these financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization:

Seacoast Investor Services, Inc. (The Company) was incorporated on October 22, 1986 under the laws for the State of Florida to engage in broker/dealer activities. The Company commenced operations in February, 1987 upon receiving regulatory approval.

The Company has a clearing agreement with BNY Services, LLC (BNY) whereby BNY will clear transactions for the Company's customers and will carry the accounts of such customers on a fully-disclosed basis as customers of BNY. Accordingly, the Company will not carry customers' accounts or receive, deliver or hold cash in connection with such transactions.

Summary of Significant Accounting Policies:

Commission Revenue and Expenses - Commission revenue and expenses from customer security transactions are recorded on a trade-date basis.

Furniture, Fixtures, Leasehold Improvements and Equipment - Furniture, fixtures, leasehold improvements and equipment are carried at cost and are presented net of accumulated depreciation which is calculated using the straight line and accelerated methods over the estimated useful lives of the assets.

Pervasiveness of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Deferred income taxes are provided for temporary differences in reporting certain items of income and expense (principally depreciation), which are recognized for financial accounting in one period and for income tax purposes in another period.

Note 2 - Exemption from Rule 15c3-3:

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2)(ii) of that rule.

Note 3 - Furniture, Fixtures, Leasehold Improvements and Equipment:

Furniture, fixtures, leasehold improvements and equipment consist of the following:

	2002	2001
Furniture and fixtures, at cost	$ 3,908	$ 3,908
Leasehold improvements, at cost	16,699	16,699
Office equipment, at cost	69,475	69,475
	90,082	90,082
Less: Accumulated depreciation	73,575	69,429
	$ 16,507	$ 20,653

Note 4 - Net Capital Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness as defined, to net capital exceeds 10 to 1. During 1991, the Company requested and received approval to engage in "firm commitment" under writings as a selling group participant. This approval causes the Company to now operate under subparagraph (a)(1) of Rule 15c3-1. The net capital of the Company as of June 30, 2002 and 2001 was $151,751 and $138,565 and its minimum net capital requirement was $100,000 at June 30, 2002 and 2001. The ratio of aggregate indebtedness to net capital for 2002 and 2001 was .335 to 1 and .14 to 1 respectively.

Note 5 - Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements at June 30, 2002 and 2001 are as follows:

	2002	2001
Balance, June 30	$ 100,000	$ 100,000

Note 6 - Commitments and Contingencies:

The Company rents its office facilities and warehouse under month to month agreements. The minimum future lease commitments, including expected renewals for the next five years, is as follows:

Year ended June 30, 2003	$44,600
2004	$44,600
2005	$44,600
2006	$44,600
2007	$44,600

Rent expense for the years ended June 30, 2002 and 2001 amounted to $45,187, and $44,629 respectively.

Note 7 - Income Taxes:

The components of income tax expense (benefit) for 2002 and 2001 are as follows:

	2002	2001
Current income taxes payable	$ 0	$ 0
Current income taxes refundable	0	0
Deferred income taxes payable (future benefit)	0	0
Income tax expense (benefit)	$ 0	$ 0

A net operating loss of $60,586 is available for carryover to apply against future taxable income in years after June 30, 2002.

SEACOAST INVESTOR SERVICES, INC.

SCHEDULE II - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2002

Net Capital:

Total stockholder's equity		$ 92,887
Add: Subordinated loans		100,000
Deduct: Haircuts on investment securities held by clearing broker		(1,804)
Deduct nonallowable assets:		
Note receivable	$ 9,718	
Furniture, fixtures and equipment, net of accumulated depreciation	16,507	
Prepaid expenses and other assets	13,107	(39,332)
Net capital		$ 151,751

Aggregate Indebtedness:

Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 48,797
Deferred income taxes		2,058
Total aggregate indebtedness		$ 50,855
Minimum Capital Required - The greater of $100,000 or $6\frac{2}{3}\%$ of aggregate indebtedness		$ 100,000
Net Capital in Excess of Minimum Requirement		$ 51,751
Ratio of Aggregate Indebtedness to Net Capital		.335 to 1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of June 30, 2002) Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report		$ 155,875
Audit adjustments, net, June 30, 2002		(4,124)
Net capital per computation, June 30, 2002		$ 151,751